One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

November 15, 2019

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Anu Dubey

Virtus Opportunities Trust (the “Trust”)

Schedule 14A Proxy Statement

CIK 0001005020

File No. 811-07455

Ladies and Gentlemen:

Thank you for the additional telephonic comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided by you on November 8, 2019, pertaining to the above referenced Schedule 14A filing (the “Proxy Statement”) submitted by Virtus Opportunities Trust (the “Trust”) on October 25, 2019, and subsequent revisions submitted on November 6, 2019. Below, we describe the changes made to the Proxy Statement in response to the comments and provide any responses to or any supplemental explanations for such comments, as requested. Unless otherwise noted, capitalized terms have the same meanings as used in the Proxy Statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment: Will the Fund be concentrated?

Response: No. The Fund has a fundamental policy prohibiting it from being concentrated, and we are not seeking shareholder approval to change that policy.

2.	Comment: On page 8, under the DPIM column of the investment strategy chart, the sentence describing the investments in the definition of “real assets” includes floating rate securities. The Staff believes that floating rate securities are not sufficiently linked to inflation to constitute real assets.

Response: We respectfully disagree with the Staff’s belief. While the argument can be made that both are financial assets, global inflation linked debt and floating rate debt are typically considered by professional investors to be real assets as a portion of their value is derived, or linked, to an underlying price index.  In the case of inflation linked debt, like TIPS, that underlying index tracks consumer prices (CPI-U) and in the case of floating rate debt that index tracks the price that lenders are willing to lend and borrowers are willing to borrow (interest rates).  Inflation and interest rates tend to be highly correlated over time, as lenders demand higher interest rates from borrowers to lend money as the purchasing power of that money erodes.  In addition, as inflation rises, Central Banks usually raise interest rates to combat it, leading to overall higher interest rates across the curve.  It is no coincidence that both interest rates and inflation have been well below their long term averages over the past 10 years. In fact, many professional investors consider floating rate debt to be a better inflation hedge over time than TIPS, as TIPS are US Treasury bonds that drop in price as interest rates rise, which can have an adverse impact on total return (possibly even more than offsetting the inflation adjustment) as rates and inflation rise, if not held to maturity. In fact, our research (using Morningstar data as of September 30, 2018) indicates that over the past 20 years, bank loans ranked first in their correlations with inflation, while inflation protected bonds ranked 10th based on an analysis of nearly 100 asset classes as defined by Morningstar. For these reasons, both inflation linked debt and floating rate debt are considered to meet the definition of real assets in the asset management industry.  In fact, the largest real asset fund in the Morningstar database, the $3.7 billion Principal Diversified Real Asset Fund, includes both in the definition of real assets in its prospectus.

For these reasons, we have made no changes in response to this comment.

Securities distributed by VP Distributors, LLC

One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

3.	Comment: The first sentence on page 12 defines the term “Current Order.” Please capitalize the term in subsequent sentences.

Response: We have made the requested changes.

4.	Comment: In the discussion under the heading “The Current Applicable Exemptive Order” beginning on page 12, please add disclosure stating the Current Order issued in 2008 does not provide aggregate fee disclosure relief to the Fund. In addition, throughout the Proxy Statement please state more explicitly that the Fund is requesting shareholders approve the Enhanced Order issued in 2016 in addition to the no-action relief. In doing so, please ensure that the discussion explains the aggregate fee disclosure and conditions of the Enhanced Order.

Response: We have made these requested changes.

5.	Comment: On page 12, in the following sentence, please move “if approved by shareholders” to the end of the sentence; in addition, remove the reference to the Current Order. “The SEC has recently issued a no-action letter that would, if approved by shareholders, permit the Fund to apply the same relief in the Current Order and the Enhanced Order with respect to any existing and future Partially-Owned Subadvisers, in addition to Unaffiliated Subadvisers and Wholly-owned Subadvisers.”

Response: We have made the requested changes.

6.	Comment: On page 12, in the discussion under the heading “Description of Exemptive Relief” please include a statement that allows VIA and the Trust to rely on the Enhanced Order.

Response: We have made the requested changes.

7.	Comment: On page 13, in the following sentence, “Before the Fund may rely on the expanded exemptive relief, the shareholders must approve this proposal.”, please change to also refer to the Enhanced Order.

Response: We have made the requested change.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Ann Flood

Holly van den Toorn

Securities distributed by VP Distributors, LLC